Filed Pursuant to Rule 433
Registration No. 333-133241
November 30, 2006

PRICING TERM SHEET

6.75% Monthly Income Class E Cumulative Redeemable Preferred Stock

Issuer:	Realty Income Corporation
Security:	6.75% Monthly Income Class E Cumulative Redeemable Preferred Stock
Size:	8,800,000 shares
Over-allotment Option:	None
Price to Public:	$25.00 per share, plus accrued dividends, if any
Net Proceeds to the Company (after estimated expenses):	$213,976,680
Dividend Rights:	6.75% of the $25.00 liquidation preference per share per annum (equivalent to $1.6875 per share per annum), accruing from the date of original issuance
Dividend Payment Dates:	15th day of each month, commencing January 15, 2007
Redemption:

The shares may not be redeemed prior to December 7, 2011, except to preserve Realty Income’s status as a real estate investment trust. On and after December 7, 2011, Realty Income may, at its option, redeem the Class E preferred stock, in whole or from time to time in part, for cash at a redemption price equal to $25.00 per share, plus, subject to exceptions, any accrued and unpaid dividends to the date of redemption.

Expected Settlement Date:	December 7, 2006
Joint Book-Running Managers:	Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wachovia Capital Markets, LLC
Joint Lead Managers:	A.G. Edwards & Sons, Inc., UBS Securities LLC
Co-Managers:

Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, Raymond James & Associates, Inc., RBC Capital Markets Corporation, Robert W. Baird & Co. Incorporated, BNY Capital Markets, Inc., BB&T Capital Markets, a division of Scott & Stringfellow, Inc., J.P. Morgan Securities Inc., Stifel, Nicolaus & Company, Incorporated and Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or  Merrill Lynch, Pierce, Fenner & Smith Incorporated toll fee at 1-866-500-5408 or Wachovia Capital Markets, LLC toll free at 1-866-289-1262.